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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                SUB-ITEM 77I (b)

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The following new portfolios were added:

      1.    Large Cap Trust

      2.    International Opportunities Trust

      3.    Core Bond Trust

      4.    U.S. High Yield Bond Trust

      5.    Small Cap Trust

These new portfolios are described below.

LARGE CAP TRUST

SUBADVISER:  UBS Global Asset Management (Americas) Inc. ("UBS")

INVESTMENT OBJECTIVE:         To seek to maximize total return, consisting of
                              capital appreciation and current income.

INVESTMENT STRATEGIES:        Under normal circumstances, the portfolio invests
                              at least 80% of its net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies.

      Under normal circumstances, the portfolio invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies. The portfolio defines large capitalization companies as those with a market capitalization range equal to that of the portfolio's benchmark, the Russell 1000 Index. As of December 31, 2004, the market cap range of the Russell 1000 Index was $495 million to $385 billion.

      Investments in equity securities may include dividend-paying securities, common stock and preferred stock. In general, the portfolio emphasizes large capitalization stocks, but also may hold small and intermediate capitalization stocks. The portfolio may (but is not required to) use options, futures and other derivatives as part of its investment strategy or to help manage portfolio risks.

Securities Selection

      In selecting securities, the subadviser focuses on, among other things, identifying discrepancies between a security's fundamental value and its market price. In this context, the fundamental value of a given security is the subadviser's assessment of what a security is worth. The subadviser will select a security whose fundamental value it estimates to be greater than its market value at any given time. For each stock under analysis, the subadviser bases its estimates of value upon economic, industry and company analysis, as well as upon a company's management team, competitive advantage and core competencies. The subadviser then compares its assessment of a security's value against the prevailing market prices, with the aim of constructing a portfolio of stock with attractive relative price/value characteristics.

      The portfolio will invest in companies within its capitalization range as described above. However, the portfolio may invest a portion of its assets in securities outside this range. Further, if movement in the market price causes a security to change from one capitalization range to another, the portfolio is not required to dispose of the security.

INTERNATIONAL OPPORTUNITIES TRUST

SUBADVISER:  Marsico Capital Management, LLC ("Marsico")

INVESTMENT OBJECTIVE:         To seek long-term growth of capital

INVESTMENT STRATEGIES:        The portfolio invests, under normal market
                              conditions, at least 65% of its assets

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                              in common stocks of foreign companies that are
                              selected for their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The portfolio normally invests in issuers from at least three different countries not including the U.S. The portfolio may invest in common stocks of companies operating in emerging markets.

      The portfolio uses an approach that combines "top-down" macroeconomic analysis with "bottom-up" stock selection. The "top-down" approach takes into consideration such macroeconomic factors as interest rates, inflation, the regulatory environment and the global competitive landscape. In addition, the subadviser also may examine such factors as the most attractive global investment opportunities, industry consolidation and the sustainability of economic trends. As a result of the "top-down" analysis, the subadviser identifies sectors, industries and companies that it believes may benefit from the overall trends that the subadviser has observed.

      The subadviser then looks for individual companies with earnings growth potential that may not be recognized by the market at large. In determining whether a particular company is suitable for investment, the subadviser may focus on any of a number of different attributes including the company's specific market expertise or dominances, its franchise durability and pricing power, solid fundamentals (e.g., a strong balance sheet, improving returns on equity, the ability to generate free cash flow, use of conservative accounting standards and transparent financial disclosure), strong and ethical management, apparent commitment to shareholder interests, and reasonable valuations in the context of projected growth rates. This is called "bottom-up" stock selection.

      As part of this fundamental, "bottom-up" research, the subadviser may visit with various levels of a company's management as well as with its customers, suppliers and competitors. The subadviser may also prepare detailed earnings and cash flow models of some companies. These models enable the subadviser to attempt to project earnings growth and other important characteristics under different scenarios. Each model is customized to follow a particular company and is intended to seek to replicate and describe a company's past, present and projected future performance. The models generally include quantitative information and detailed narratives that reflect updated interpretations of corporate data.

      The subadviser may reduce a position in or sell a security when it believes there is a deterioration in the company's financial situation, the security is overvalued, when there is a negative development in the company's competitive, regulatory or economic environment, when the subadviser finds other, more attractive opportunities, or for other reasons.

      Primarily for hedging purposes, the portfolio may use options (including options on securities and securities indices), futures, and foreign currency forward contracts.

Under normal market conditions, the portfolio may invest up to 10% of its total assets in all types of fixed income securities and up to an additional 5% of its total assets in high-yield bonds and mortgage and asset-backed securities. The portfolio may also invest in the securities of other investment companies to a limited extent, and would intend to do so primarily for cash management purposes.

CORE BOND TRUST

SUBADVISER:  Wells Fargo Fund Management, LLC ("Wells Fargo")

INVESTMENT OBJECTIVE:         To seek total return consisting of income and
                              capital appreciation.

INVESTMENT STRATEGIES:        The portfolio invests, under normal market
                              conditions, in a broad range of investment-grade debt securities, including U.S. Government obligations, corporate bonds, mortgage- and other asset-backed securities and money market instruments. The subadviser invests in debt securities that the subadviser believes offer attractive yields and are undervalued relative to issues of similar credit quality and interest rate sensitivity. From time to time, the portfolio may also invest in unrated bonds that the subadviser believes are comparable to investment-grade debt securities. Under normal

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                              circumstances, the subadviser expects to maintain
                              an overall effective duration range between 4 and 5-1/2 years.

Permitted Investments

      Under normal circumstances, the subadviser invests:

      -     At least 80% of the portfolio's assets in bonds;

      - At least 80% of the total assets in investment-grade debt securities;

      - Up to 25% of total assets in asset-backed securities, other than mortgage-backed securities;

      - Up to 20% of total assets in dollar-denominated obligations of foreign issuers; and

      -     Up to 10% of total assets in stripped mortgage-backed securities.

      As part of a mortgage-backed securities investment strategy, the portfolio may enter into dollar rolls. The portfolio may also enter into reverse repurchase agreements to enhance return. These strategies are further described under "Additional Investment Policies."

U.S. HIGH YIELD BOND TRUST

SUBADVISER:  Wells Fargo Fund Management, LLC ("Wells Fargo")

INVESTMENT OBJECTIVE:         To seek total return with a high level of current
                              income

INVESTMENT STRATEGIES:        The portfolio invests, under normal market
                              conditions, primarily in below investment-grade debt securities (sometimes referred to as "junk bonds" or high yield securities). The portfolio also invests in corporate debt securities and may buy preferred and other convertible securities and bank loans

Investment Strategies

      The subadviser actively manages a diversified portfolio of below investment-grade debt securities (often called "junk bonds" or high yield securities). The subadviser does not manage the portfolio to a specific maturity or duration. The subadviser focuses on individual security selection (primarily using a "bottom-up" approach) and seeks to identify high yield securities that appear comparatively undervalued. The subadviser uses its knowledge of various industries to assess the risk/return tradeoff among issues within particular industries, in seeking to identify compelling relative value investments. The subadviser analyzes the issuers' long-term prospects and focus on characteristics such as management, asset coverage, free cash flow generation, liquidity and business risk. Our research and analysis highlights industry drivers, competitive position and operating trends with an emphasis on cash flow. The subadviser also talks to management, and consult industry contacts, debt and equity analysts, and rating agencies.

      The subadviser purchases securities for the portfolio when attractive risk/reward ideas are identified and sells securities when either the securities become overvalued or circumstances change in a way that adversely affects this risk/return profile. Rigorous credit analysis of individual issuers is an integral part of the selection process. The subadviser attempts to invest in high yield securities of issuers who the subadviser believes have ample asset coverage for their debt securities in comparison to other high yield security issuers in an effort to minimize default risk and maximize risk-adjusted returns. Our strategy is focused on selecting investments that can capture the significant current income and capital appreciation potential of the high yield market while also managing downside risk. The total return sought by the portfolio consists of income earned on the portfolio's investments, together with the appreciation that may result from decreases in interest rates or improving credit fundamentals for a particular industry or issuer.

Permitted Investments

      Under normal circumstances, the subadviser invests:

      - At least 80% of the portfolio's assets in corporate debt securities that are below investment-grade, including preferred and other convertible securities;

      -     Up to 15% of total assets in any one industry; and

      -     Up to 5% of total assets in any one issuer.

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      The subadviser will generally invest in below investment-grade debt securities that are rated at least "Caa" by Moody's or "CCC" by S&P, or that are unrated but deemed by the subadviser to be of comparable quality but may also invest in securities rated below these ratings (or unrated securities of comparable quality). The average credit quality of the portfolio securities is expected to be at least B- as rated by S&P.

SMALL CAP TRUST

SUBADVISER: Independence Investment LLC ("Independence")

INVESTMENT OBJECTIVE:         To seek maximum capital appreciation consistent
                              with reasonable risk to principal

INVESTMENT STRATEGIES:        The portfolio invests, under normal market
                              conditions, at least 80% of its net assets in equity securities of small cap companies.

      The portfolio invests, under normal market conditions, at least 80% of its net assets in equity securities of companies whose market capitalization does not exceed the greater of (a) $2 billion, (b) the market capitalization of the companies in the Russell 2000 Index ($6.4 billion as of March 31, 2005), and (c) the market capitalization of the companies in the S&P Small Cap 600 Index ($5.2 billion as of March 31, 2005).

      The subadviser selects securities for the portfolio using a bottom-up selection process that focuses on stocks of statistically undervalued yet promising companies that it believes are likely to show improving fundamental prospects with identifiable catalysts for change. Examples of some of the catalysts the adviser may consider include a new product, new management, regulatory changes, industry or company restructuring or a strategic acquisition.

      The subadviser will attempt to identify undervalued securities using quantitative screening parameters, including various financial ratios and "earnings per share" revisions, which measure the change in earnings estimate expectations. The subadviser additionally narrows the list of stocks using fundamental security analysis, which may include on-site visits, outside research and analytical judgment.

      The portfolio may sell a stock, for example, if it reaches the target price set by the adviser; the adviser decides, by using the same quantitative screens it analyzed in the selection process, that the stock is statistically overvalued; or the adviser decides the earnings expectations or fundamental outlook for the company have deteriorated.

      The portfolio may invest in initial public offerings (IPOs). The portfolio may purchase other types of securities that are not primary investment vehicles, for example: U.S. dollar denominated foreign securities and ADRs, certain Exchange Traded Funds (ETFs), and certain derivatives (investments whose value is based on indices or other securities). For purposes of the portfolio, ETFs are considered securities with a market capitalization equal to the weighted average market capitalization of the basket of securities comprising the ETF.

As timing the market is not an important part of the subadviser's investment strategy, cash reserves will normally represent a small portion of the fund's assets (under 20%).

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